                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                           (Amendment No. 4       )*


                            AEQUITRON MEDICAL, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   007631104
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 pages

CUSIP No. 007631104              13G                            Page  2  of  6



1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               HEARTLAND ADVISORS, INC.

               #39-1078128

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         (a)  [      ]
                                         (b)  [      ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               WISCONSIN, U.S.A.


   NUMBER OF                 5.   SOLE VOTING POWER
    SHARES                        65,000
 BENEFICIALLY
   OWNED BY
     EACH                    6.   SHARED VOTING POWER
   REPORTING                 None
    PERSON
     WITH
                             7.   SOLE DISPOSITIVE POWER
                                  947,650


                             8.   SHARED DISPOSITIVE POWER
                             None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             947,650

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             19.5%

12.  TYPE OF REPORTING PERSON*

                  IA

CUSIP No. 007631104             13G                     Page  3 of  6



1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               HEARTLAND GROUP, INC.

               #39-1572323

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         (a)  [      ]
                                         (b)  [      ]


3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               MARYLAND, U.S.A.


   NUMBER OF                 5.   SOLE VOTING POWER
    SHARES                        450,000
 BENEFICIALLY
   OWNED BY
     EACH                    6.   SHARED VOTING POWER
   REPORTING                 None
    PERSON
     WITH
                             7.   SOLE DISPOSITIVE POWER
                             None


                             8.   SHARED DISPOSITIVE POWER
                             None



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          450,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.3%

12.  TYPE OF REPORTING PERSON*

               IV

CUSIP NUMBER  007631104                          Page 4 of 6 Pages

Item 1.
     (a)  Name of Issuer: Aequitron Medical, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
               14800 28th Avenue North
               Minneapolis, MN 55447
Item 2.
     (a)  Name of Person Filing:   Heartland Advisors, Inc.
                                   Heartland Group, Inc.

     (b)  Address of Principal Business Office:
               Heartland Advisors, Inc.
               790 North Milwaukee Street
               Milwaukee, WI  53202

               Heartland Group, Inc.
               790 North Milwaukee Street
               Milwaukee, WI  53202

     (c)  Citizenship:   Heartland Advisors is a Wisconsin corporation.
                         Heartland Group is a Maryland corporation.

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number: 007631104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)       Broker or Dealer registered under Section 15 of
        -----  the Act.

     (b)       Bank as defined in Section 3(a)(6) of
        -----  the Act.

     (c)       Insurance company as defined in Section 3(a)(19)
        -----  of the Act.

     (d)  X    Investment company registered under Section 8 of
        -----  the Investment Company Act of 1940 with respect to Heartland
               Group.

     (e)  X    Investment adviser registered under Section 203 of
        -----  the Investment Advisers Act of 1940 with respecct to Heartland
               Advisors.

     (f) Employee Benefit Plan, Pension Fund which is subject ----- to the provisions of the Employee Retirement
               Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

     (g)       Parent Holding Company, in accordance with
        -----  Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).

     (h)       Group, in accordance with
        -----  Sec 240.13d-1(b)(1)(ii)(H).

Item 4.   Ownership.

     (a)  Amount beneficially owned:
          947,650 shares are beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors; 450,000 shares of which are also beneficially owned by Heartland Group within the meaning of the Rule.

     (b)  Percent of Class:
          19.5% by Heartland Advisors, of which 9.3% is also held by Heartland Group.

     (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Pages.


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6.   Ownership of more than Five Percent on Behalf of Another
          Person.

     The shares of common stock are held in investment advisory accounts of Heartland Advisors. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. As reported herein, the interests of one such account, Heartland Group, Inc., a series investment company for which Heartland Advisors serves as investment advisor, relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     November 9, 1995

                         HEARTLAND ADVISORS, INC.

                         By:  PATRICK J. RETZER
                             ------------------------------
                                   Patrick J. Retzer
                                   Vice President/Treasurer


                         HEARTLAND GROUP, INC.

                         By:  PATRICK J. RETZER
                             ------------------------------
                                   Patrick J. Retzer
                                   Vice President/Treasurer